Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Financial Services Inc. appoints new director

     TORONTO, Jan. 8 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc ("Kingsway") announced today that it has appointed J. Peter Eccleton, CA to hold the seat previously held by a retiring director John L. Beamish. Mr.
Beamish who has served as a director of Kingsway since 1998 has retired because of his growing responsibilities as a personal caregiver to a family member.
     Mr. Eccleton recently retired as a senior partner in the financial services practice of a major accounting firm. In his over 25 years as a partner he concentrated on the insurance industry and his clients have included many leading Canadian insurance companies. Mr. Eccleton has served on a number of Canadian Institute of Chartered Accountants standard setting committees including the Insurance Accounting Task Force and the Task Force on
Independence Standards for Auditors of Public Interest Entities and he has
been a member of the Insurance Auditors Advisory Committee of the Office of
the Superintendent of Financial Institutions Canada. In addition to being recognized as a Chartered Accountant in both New Zealand and Canada, he is a
Fellow of the Institute of Chartered Secretaries and Administrators and is
currently completing the Corporate Directors Education Program.
     F. Michael Walsh, non-executive Chairman of Kingsway commented: "On behalf of the board and the shareholders of Kingsway, I would like to thank
John Beamish for his decade of devoted service to the company. At the board we will miss his always apt advice and warm fellowship. I am very pleased that
John has agreed to continue to serve as a director of Kingsway General
Insurance Company, our principal Canadian operating subsidiary." Mr. Walsh continued: "It is a great pleasure to welcome Peter Eccleton to the board of
Kingsway. Peter brings a wealth of experience in auditing and advising
Canadian insurance companies and deep technical knowledge. I know that he will make an invaluable contribution to Kingsway as we work to restore profitability and build shareholder value."

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the
U.S. Canadian subsidiaries include Kingsway General Insurance Company and
Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Lincoln General Insurance Company, U.S. Security Insurance Company, American
Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company
and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".

     Forward Looking Statements

     This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2007 Annual Report under the heading Risk Factors in the Management's
Discussion and Analysis section. The securities filings can be accessed on the
Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at
www.sec.gov or through the Company's website at www.kingsway-financial.com.
The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Kingsway Financial Services Inc., Shelly Gobin,
Senior Vice President and Chief Financial Officer, Tel: (905) 677-8889, Fax:
(905) 677-5008, Web Site: www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:00e 08-JAN-09